

October 4, 2011

Pieter du Plooy
President
Homeownusa
112 North Curry Street
Carson City, Nevada 89703

      **Re:**     **Homeownusa**
            **Amendment No. 4 to Registration Statement on Form S-11**
            **Filed September 9, 2011**
            **File No. 333-170035**

Dear Mr. du Plooy:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.     Please file the agreement between you and your control person regarding his redemption of shares to reduce his ownership to 9.9% of your outstanding shares following the closing of this offering.

2.     Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

3.     Please review your prospectus and limit the use of verbatim repetition throughout and within sections.

Use of Proceeds, page 7

4.     We note your response to comment 9 in our letter dated April 21, 2011 that Mr. du Plooy would cover the cost related to selling your shares. On page 40 you disclose that he would provide you with a "non-secured loan" of $20,000. Please revise to reconcile your disclosure and clarify whether the loan will carry an interest rate and the priority of repayment compared to other liabilities.

5.     We note your response to comment 10 in our letter dated April 21, 2011 and the additional tabular disclosure included in your MD&A. It is not clear how the tabular disclosure supports your disclosure that apartment buildings with 75 units priced around $400,000 in "established neighborhoods" exist. Please revise to clarify. Your disclosure here and elsewhere should note that your research indicates that many properties are of low occupancy. Also, please provide the source of the information included in the noted table.

6.     Please revise to clarify whether you have factored acquisition cost into your use of proceeds disclosure.

Investments in Real Estate or Interest in Real Estate, page 16

7.     Please revise to clarify if the "undervalued" properties you will target will have low or zero occupancy rates.

Financing Policies, page 17

8.     You disclose that you have no limitations on debt. You then refer to your "general debt limitation." Please revise to reconcile your inconsistent disclosure.

U.S. Federal Income Tax Considerations, page 19

9.     Where the tax opinion is made by an accountant, independence is required. Please tell us how you determined independence in light of the fact that the accountant provided both your tax opinion and your auditor's report.

10.    You disclosed that you have obtained an opinion from Chang G. Park. Please revise to clarify that the opinion states that the company "is not currently organized in conformity with the requirements for qualification and taxation as a real estate investment trust ("REIT") under the Code." Provide similar clarification in your summary section.

Plan of Distribution, page 33

11.    If known, please revise to disclose the states in which you will register and conduct this offering. If any of those states have adopted the NASAA guidelines outlined in the

Statement of Policy Regarding Real Estate Investment Trusts, located at
http://www.nasaa.org/wp-content/uploads/2011/07/13-REITS.pdf, please revise your
disclosure where applicable to discuss the implications, if any, on your operations.

12. Please clarify your reference to "possible resale" in the first paragraph of this section.

13. We note your response to comment 7 in our letter dated April 21, 2011. You indicate
that the shares are sold at the "sole discretion" of your sole officer and "may be
occasionally sold in one or more transactions." The noted disclosure appears to imply
that you may sell the shares on a delayed basis. Please refer to Rule 415(a)(1)(ix) of
Regulation C and revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
36

14. You state that you will assume 90% occupancy when calculating a properties cap rate.
Please tell us how you determined such method, compared to using the properties'
historical NOI or projected NOI based on current occupancy, is reasonable based on
industry standards.

15. Please revise to clarify whether the properties listed in the table are those ready for
immediate occupancy. If you do not have that information, please clarify such.

Plan of Operation, page 38

16. We note your response to comment 5 in our letter dated April 21, 2011. Please revise to
discuss how your officer will "research" and "manage" your operations while residing in
South Africa.

Business Experience, page 44

17. Please revise to disclose the location of All a Minimum.

Report of Independent Registered Public Accounting Firm, page 57

18. Your audit report refers to the year ended January 31, 2010. Please revise to
appropriately refer to the period from inception (December 10, 2009) to January 31,
2010.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page
74

19. You disclose that your financial statements were audited by Chang G. Park, CPA;
however, we note that your auditor consents are signed by PLS CPA. Please expand the

disclosure throughout your filing to clarify the name of your accountant and tell us how you determined that you complied with the requirements of Item 304 of Regulation S-K.

Undertakings

20.     Please revise to provide the applicable undertakings included in Item 20 of Industry Guide 5 or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.  Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc:     Diane D. Dalmy *(via facsimile)*

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